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SECURITIE[illegible] ON

10028104

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52013

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Louis Capital Markets, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Fifth Avenue, Suite 2010
(No. and Street)

New York	New York	10110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Conway — 212-651-3167 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

BB 3/8

AFFIRMATION

I, James R. Conway, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Louis Capital Markets LP for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/23/2010

James R. Conway 2/23/2010
Chief Financial Officer

NOREEN WALSH
Notary Public, State of New York
Qualified in Queens County
No. 01WA6053006
My Commission Expires 01-02-2011

Deloitte

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Partners of
Louis Capital Markets, LP
500 Fifth Avenue
New York, NY 10110

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Louis Capital Markets, LP and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Louis Capital Markets, LP's compliance with the applicable instructions of the Form SIPC-7T. Louis Capital Markets, LP's management is responsible for the Louis Capital Markets, LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 and noted the revenue for the period April 1, 2009 to December 31, 2009 stated on SIPC-7T is $204,103 more than the total revenue per the audited Form X-17A-5.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 23, 2010

LOUIS CAPITAL MARKETS, LP
(SEC I.D. No. 8-52013)

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
and Regulation 1.10(g) under the Commodity Exchange Act.
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Louis Capital Markets, LP

We have audited the accompanying statement of financial condition of Louis Capital Markets, LP (the "Partnership") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Louis Capital Markets, LP at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedules on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic statement of financial condition, but are supplementary information required by regulations under the Commodity Exchange Act. These schedules are the responsibility of the Partnership's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statement taken as a whole.

Deloitte & Touche LLP

February 23, 2010

LOUIS CAPITAL MARKETS, LP

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
(Amounts in thousands)

ASSETS

CASH	$ 7,413
RECEIVABLE FROM CLEARING BROKER — Including clearing deposit of $1,000	2,556
COMMISSIONS RECEIVABLE, net of allowance of $148	2,008
SECURITIES OWNED — At fair value	2
PROPERTY AND EQUIPMENT — Net	662
DUE FROM AFFILIATES	112
OTHER ASSETS	781
TOTAL	$ 13,534

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Accounts payable and accrued expenses	$ 3,521
Due to affiliates	459
Total liabilities	3,980
PARTNERS' CAPITAL	9,554
TOTAL	$ 13,534

See notes to statement of financial condition.

1. NATURE OF OPERATIONS

Louis Capital Markets, LP ("The Partnership") is a limited partnership formed on May 13, 2003. The Partnership is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership is also a member of the National Futures Association (NFA) and an introducing broker registered with the Commodities Futures Trading Commission (CFTC). The Partnership commenced operations on December 31, 2003 when Louis Capital Markets, LLC contributed all of its net assets in exchange for its partners' interest in the Partnership.

The Partnership is engaged in retailing corporate equity securities over-the-counter and executing listed option trades on an agency and principal basis primarily to institutional investors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Partnership prepares its accounts under accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Effects of Recently Issued Accounting Pronouncements

Generally Accepted Accounting Principles (ASC 105) — In June 2009, the Financial Accounting Standards Board ("FASB") issued *The Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (Codification) which revises the framework for selecting the accounting principles to be used in the preparation of financial statements that are presented in conformity with Generally Accepted Accounting Principles ("GAAP"). The objective of the Codification is to establish the FASB Accounting Standards Codification ("ASC") as the source of authoritative accounting principles recognized by the FASB. In adopting the Codification, all non-grandfathered, non-SEC accounting literature not included in the Codification is superseded and deemed non-authoritative. Codification requires any references within the Partnership's financial statements be modified from FASB issues to ASC. However, in accordance with the FASB Accounting Standards Codification Notice to Constituents (v 2.0), the Partnership will not reference specific sections of the ASC but will use broad topic references.

The Company's recent accounting pronouncements section has been formatted to reflect the same organizational structure as the ASC. Broad topic references will be updated with pending content as they are released.

Fair Value Measurements and Disclosures (ASC 820) — In response to the deterioration of the credit markets, FASB issued guidance clarifying how Fair Value Measurements should be applied when valuing securities in markets that are not active. The guidance provides an illustrative example, utilizing management's internal cash flow and discount rate assumptions when relevant observable data do not exist. It further clarifies how observable market information and market quotes should be considered when measuring fair value in an inactive market. It reaffirms the notion of fair value as an exit price as of the measurement date and that fair value analysis is a transactional process and should not be broadly applied to a group of assets. The guidance was effective upon issuance. The adoption of this guidance does not have a material effect on the fair value of the Partnership's assets as the implementation of the Partnership's valuation methodology was done in accordance with ASC 820.

Financial Instruments (ASC 820) — On April 9, 2009, the FASB issued guidance which requires disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. The guidance became effective for the Partnership on June 30, 2009. The adoption did not have any impact on financial reporting as all financial instruments are currently reported at fair value..

Subsequent Events (ASC 855) — ASC 855 provides general standards governing accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. ASC 855 also provides guidance on the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions occurring after the balance sheet date. The Partnership adopted effective June 30, 2009, and adoption had no impact on the Partnership's financial statement. The Company evaluated subsequent events through February 23, 2010.

Transfers and Servicing (ASC 860-10-50) — In February 2008 FASB issued guidance addressing whether transactions where assets purchased from a particular counterparty and financed through a repurchase agreement with the same counterparty can be considered and accounted for as separate transactions, or are required to be considered "linked" transactions and may be considered derivatives. This guidance requires purchases and subsequent financing through repurchase agreements be considered linked transactions unless all of the following conditions apply: (1) the initial purchase and the use of repurchase agreements to finance the purchase are not contractually contingent upon each other; (2) the repurchase financing entered into between the parties provides full recourse to the transferee and the repurchase price is fixed; (3) the financial assets are readily obtainable in the market; and (4) the financial instrument and the repurchase agreement are not coterminous. This guidance was effective for the Partnership on January 1, 2009 and the implementation did not have an effect on the financial statement of the Partnership.

Use of Estimates — The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from Clearing Broker — The Partnership uses Goldman Sachs Execution and Clearing, L.P. ("GSEC") as its clearing broker. $2,556 is due from GSEC as of December 31, 2009.

Commissions Receivable — The Partnership carries commission receivables at cost less an allowance for doubtful accounts. On a periodic basis, the Partnership evaluates its commission receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. Accounts are written off as uncollectible at the discretion of management. As of December 31, 2009 the Partnership has provided an allowance of $148.

Securities Owned — Securities owned which consist of shares of stock are carried at fair value with changes in fair value recognized in earnings each period.

Property and Equipment — Property and equipment is stated at cost less accumulated depreciation and amortization. The Partnership provides for depreciation and amortization on a straight-line basis over the estimated useful life of assets as follows:

Asset Class

Computer equipment and software	3 years
Office equipment	5 years
Furniture and fixtures	5-7 years
Automobile	3 years
Leasehold improvements	Shorter of useful life or lease term

Income Taxes — No provision for income taxes has been included in these financial statements since taxable income or loss passes through to, and is reportable by, the partners individually. The Partnership is subject to New York City unincorporated business tax.

In July 2006, the FASB issued FASB ASC 740 Income Taxes (formerly FASB Statement 109 "FIN 48"). FASB ASC 740 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements. FASB ASC 740 was originally scheduled to become effective for fiscal years beginning after December 15, 2006. However, pursuant to FASB Staff Position FIN 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises ("FSP FIN 48-3"), the Partnership elected to defer the effective date of FIN 48 to annual financial statements for fiscal years beginning after December 15, 2008. The adoption of FIN 48 did not have a material impact on the Partnership's financial statements. The Partnership will continue to examine the prospective application of FIN 48.

3. PROPERTY AND EQUIPMENT

At December 31, 2009, property and equipment consisted of the following:

Computer equipment and software	$ 898
Office equipment	286
Furniture and fixtures	370
Automobile	26
Leasehold improvements	286
	1,866
Less accumulated depreciation and amortization	1,204
	$ 662

Included in office equipment, computer equipment, and furniture and fixtures at December 31, 2009 is $131 relating to assets recorded under capital leases. Included in accumulated depreciation and amortization at December 31, 2009 is $107 of accumulated amortization relating to assets recorded under capital leases.

4. NET CAPITAL REQUIREMENTS

The Partnership is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. The Partnership is also subject to the CFTC's minimum financial requirements which require that the Partnership maintain net capital, as defined for securities brokers and dealers, equal to or in excess of the greater of $45 or the amount of net capital required

by the SEC Rule 15c3-1. At December 31, 2009, the Partnership's net capital was approximately $6,938 which was approximately $6,673 in excess of its minimum requirement of approximately $265.

Proprietary accounts held at the clearing broker (PAIB Assets) are considered allowable assets in the net capital computation pursuant to an agreement between the Partnership and the clearing broker which requires, among other things, the clearing broker to perform a computation for PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3 under the 1934 Act.

5. EXEMPTION FROM RULE 15C3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

6. RELATED PARTY

In 2004, the Partnership entered into a Foreign Correspondent Agreement with an affiliate located in London, England. As of December 31, 2009, the Partnership had a payable of approximately $445 to this affiliate.

In 2007, the Partnership entered into a Foreign Correspondent Agreement with an affiliate located in Hong Kong, China. As of December 31, 2009, the Partnership owed approximately $14 to this affiliate.

In 2007, with amendment in 2008, the Partnership entered into an Administrative Service Agreement with another affiliate whereby it provides administrative support and use of office space and equipment in exchange for a fee. As of December 31, 2009, the partnership had a receivable of approximately $110 from this affiliate.

As of December 31, 2009, the Partnership is owed $2 from other affiliates related to paying bills on their behalf.

7. CONCENTRATION OF RISK

Off-Balance Sheet Risk — Pursuant to its clearance agreement, the Partnership introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Partnership has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the clearing broker monitor collateral on the securities transactions introduced by the Partnership. In addition, the receivables from the clearing broker are pursuant to this clearance agreement and the Partnership must maintain at least $1 million in cash and securities at all times with the clearing broker.

In the normal course of business, the Partnership's customer activities involve the execution and settlement of securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

Credit Risk — The Partnership maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100 per institution. The General Partner regularly monitors the financial condition of these institutions in order to keep the potential risk to a minimum.

8. PROFIT SHARING PLAN

In December 2005, the Partnership initiated a Profit Sharing Plan covering all employees with certain eligibility requirements. The Partnership deposits three percent of each employee's earnings up to the maximum pension contribution allowed by the Internal Revenue Service in that year. Contributions vest based upon the requirements as set forth in the Profit Sharing Plan and are deposited in the employee's 401(k) plan.

9. COMMITMENT AND CONTINGENCIES

Operating Lease — In December 2005, the Partnership moved to a new office space and entered into a new lease agreement that expires in February 2013. In accordance with FASB ASC 840, (formerly SFAS No. 13, "Accounting for Leases"), rent is charged to operations by amortizing minimum lease over the term of the lease using the straight-line method. Future approximate minimum lease payments at December 31, 2009 are as follows:

Year ending December 31	
2010	$ 325
2011	333
2012	341
2013	58
	$ 1,057

Required Tax Distributions — As required by the limited partnership agreement, the Partnership is required to make a tax distribution in an amount no less than an amount determined by multiplying the net income of the Partnership by the highest combined applicable individual federal, state and local tax rates. For the year ended December 31, 2009 this amount approximates $4.6 million. Amounts paid during the year were made in accordance with this requirement.

10. SUBSEQUENT EVENT

On January 15, 2009 the Partnership made capital distributions of $1.3 million.

On January 11, 2010 the Partnership entered into a new lease agreement that expires on April 30, 2015. Future approximate minimum lease payments at December 31, 2009 are as follows:

Year ending December 31	
2010	$ 361
2011	721
2012	721
2013	721
2014	721
Thereafter	241
	$ 3,486

The Company has updated its subsequent events through February 23, 2010.

* * * * * *

LOUIS CAPITAL MARKETS, LP

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION
DECEMBER 31, 2009
(Amounts in thousands)

NET CAPITAL	
Partners' capital	$ 9,554
Less nonallowable assets:	
Commissions receivable	1,054
Property and equipment, net	662
Due from affiliate	112
Other assets	781
Adjusted assets	2,609
NET CAPITAL BEFORE HAIRCUTS	6,945
HAIRCUTS — Foreign currency and other securities	7
NET CAPITAL	$ 6,938
AGGREGATE INDEBTEDNESS	$ 3,980
COMPUTED MINIMUM NET CAPITAL REQUIRED — (6.67% of aggregate indebtedness)	$ 265
MINIMUM NET CAPITAL REQUIRED (under SEC Rule 15c3-1 and under CFTC Regulation 1.17)	$ 100
EXCESS NET CAPITAL	$ 6,673
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	57 %

Note: There were no material differences between the above computation and the Partnership's corresponding unaudited FOCUS report filed on January 27, 2010.

LOUIS CAPITAL MARKETS, LP

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) UNDER THE COMMODITY EXCHANGE ACT AND SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTION CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT
DECEMBER 31, 2009

As Louis Capital Markets, LP does not carry customer accounts for trading on U.S. Commodity Exchanges or Foreign Commodity Exchanges, Louis Capital Markets, LP neither computes nor segregates funds pursuant to section 4d(2) or Regulation 30.7 under the Commodity Exchange Act.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2010

To The Partners of
Louis Capital Markets, LP

In planning and performing our audit of the financial statements of Louis Capital Markets, LP (the "Partnership") as of and for the year ended December 31, 2009 (on which we issued our report dated February 23, 2010), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnershp's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the CFTC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not review the practices and procedures followed by the Partnership in making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations or in making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether

those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP